EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

March 8, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A
Filed January 6, 2012
Form 10-Q for the Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension of an additional seven business days to respond to the staff’s comment letter dated January 25, 2011 on the Company’s Form 8-K/A reporting the acquisition of China Real Fortune Mining Limited.

 We have received responses to nearly all of the comments from the individuals at the Company who we believe are in a position to provide us with the information necessary to respond to the questions posed by the comment letter.  We expect that we will receive complete responses and be in a position to file an amended Form 8-K/A by the middle of next week and request an extension until March14, 2012.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill

cc:	Ronald E. Alper Pamela Howell, Esq. James Giugliano Brian K. Bhandari